EXHIBIT 99.1
CONFIDENTIAL
Camilla, Georgia
Ethanol Feasibility Study
June, 2005
Prepared byTM
PRX Geographic
And
Holbrook Consulting Services, LLC
CONFIDENTIAL

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Study Principals

And

Contributors
Martin D. Ruikka
PRX Geographic
A ProExporter Network Affiliate
13833 Waterloo Road
Chelsea, MI 48118
734-433-0411
mruikka@compuserve.com
William R. Holbrook
Holbrook Consulting Services LLC
A ProExporter Network Affiliate
20809 NE 170th Street
Kearney, MO 64060
816-863-5335
hcsllc@msn.com
William J. Hudson
The ProExporter Network®
11770 Cherry Lane
Olathe, KS 66061
913-782-2462
Cell: 913-226-9345

Tom Tucker	Doug Schultz
John Stewart & Associates	John Stewart & Associates
12810 Kings Forest	701 Kansas Ave. Suite C
San Antonio, TX 78230	Atchison, KS 66002
(800) 245-6408	(877) 367-1530
TT@jpsi.com	dschultz@jpsi.com

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Camilla, Georgia
Ethanol Feasibility Study
Table of Contents

Executive Summary	1
Project Description	3
Technology Review	4
Production Inputs Supply and Price	5
Corn	5
Supply and Demand	5
Price	8
Basis Impact	8
Natural Gas	9
Coal	9
Electricity	10
Denaturant	11
Other Input Costs	11
Overhead Expenses	12
Labor Costs	12
Production	12
Maintenance	13
Laboratory	13
Material Handlers	13
Administration	13
Maintenance	13
General and Administrative	13
Capital Requirements	14
Plant	14
Site Costs	15
Other Costs	15
Working Capital	15
Accumulated Interest	15
Markets for Outputs	16
Ethanol	16
DDGS	18
CO2	18
Sales and Marketing Plan	19
Ethanol	19
DDGS	19
CO2	19
Pro Forma Financials	20
Production Cost Summary	20
Initial Capital	20

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Income Statement	20
Balance Sheet	20
Return on Investment	20
Comparative Plant and Sensitivity Analysis	21
Comparative State Returns	21
Sensitivity Analysis	22

Appendices:
Appendix A – CMZA
Appendix B – Basic Impact, Yield Volatility and Small Area Supply/Demand
Appendix C – Pro Forma Financials – Base – 50 MMGPY Gas
Appendix D – Pro Forma Financials – Base – 50 MMGPY Coal
Appendix E – Pro Forma Financials – Base – 100 MMGPY Gas

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Executive Summary
This study explores the possibility of constructing a dry mill ethanol plant near Camilla, Georgia. This feasibility considers the viability of 50 and 100 million gallon per year (mmgpy) natural gas powered dry mill ethanol plants. Additionally, a 50 mmgpy coal powered plant was reviewed. Input and output markets and prices are evaluated as well as personnel, operating and capital costs. Three pro forma financial scenarios were prepared using historical average input and output values.
Inputs Supply and Price
Adequate corn is not produced within the Camilla study area to supply the proposed plant. The 10 year average historical corn production in a 17 county study area is slightly less than 16 million bushels. A 50 mmgpy ethanol plant would consume approximately 2 million bushels more than the average production. Therefore, corn will need to be shipped to this plant from eastern cornbelt origins.
The estimated 10 year historical flat price for corn is $2.67/bushel, the 5 year average is $2.34/bushel and the 3 year average is $2.46/bushel. The estimated basis impact for this plant is $0.013/bushel for a 50 mmgpy plant and $0.025/bushel for a 100 mmgpy plant.
Natural gas, coal and electricity prices for this study are state averages as reported by the Energy Information Administration of the US Department of Energy. Denaturant price is the state average dealer tank wagon (DTW) price. All other input costs are industry averages. The historical averages are shown in the following table. For consistency, the 5 year average of 1999-2003 was used for all energy components.

	Average
	5 Year		3 Year	1 Year
	1999-2003	2000-2004	2002-2004	2004
Natural Gas ($/mcf)	$5.08	$5.85	$6.30	$7.66
Coal ($/mmbtu)	$2.25
Electricity ($/kwh)	$0.0409	$0.0414	$0.0411	$0.0437
Denaturant ($/gal)	$0.84	$0.97	$1.02	$1.27
Operating Costs
Operating costs are industry averages, personnel costs have been estimated for this size plant based on 2003 Department of Labor statistics for the Albany, GA metropolitan area.
Capital Costs
Capital costs reflect a typical 50 mmgpy “greenfield” site. The overall plant, buildings and equipment cost is $60,000,000, site improvement costs are estimated to be $9,000,000, and other costs total $3,500,000 for a total project cost of nearly $81,000,000. The 100 mmgpy plant project cost is $131,000,000 and a coal powered 50 mmgpy plant cost is $105,000,000.

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Output Prices
Ethanol prices were estimated from nearby regional markets. The markets used in this analysis include New Orleans, LA; Memphis, TN; Nashville, TN; and Richmond, VA. These prices were averaged and $0.04/gallon was subtracted for freight. The 5 year (1999-2003) average ethanol price used in this study was $1.23/gallon net to the plant. Ethanol prices over the last year have been substantially higher than this average. The 5 years of 2000-2004 increases the average price $.14/gallon. The banking industry is not convinced that the high prices experienced over the last year are representative of the ethanol industry going forward. Therefore the 1999-2003 average is used in this study.
DDGS prices are not readily available as a historical data series. Therefore, the estimated DDGS value is based on reported values in selected markets and adjusted based on corn price differentials. A value of $105/ton was used for the base scenario.
CO2 is not considered in this analysis.
Pro Forma Results
The pro forma financial results based on the above information result in the 10 year average returns on investment shown in the following table.

	10 Year Average Return	Year 5 Return on
Name	on Investment	Investment
Base 50 NGas	14.1%	14.8%
Base 100 NGas	23.6%	24.3%
Base 50 Coal	16.8%	17.4%
The returns are very sensitive to corn and ethanol price. Current prices for ethanol are significantly higher than the values used in the pro forma. During the 52 weeks ending 6/2/2005, the average ethanol price for the regional markets used was $1.67/gallon. This is $0.40/gallon more than used in the study.
The results of these pro forma indicate that this site is a marginal location for a 50 mmgpy ethanol plant using the 10 year average corn price and the 1999-2003 average ethanol price. A 100 mmgpy natural gas or 50 mmgpy coal plant improves the return on investment 3% to 9% and makes the plant much more viable in a competitive capital market. The actual cost of coal is very important to this analysis as well. A $0.50/mmbtu change in the cost of coal results in a change of approximately 2.0% on the return on equity.

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Project Description
This study analyzes the potential of constructing a dry mill ethanol plant located near Camilla, GA. The potential locations are located south of Camilla with access to two Class I railroads (NS & CSX) via a short line railroad.
This report considers the construction of 50 and 100 million gallon per year (mmgpy) dry mill, natural gas powered ethanol plants as well as a 50 mmgpy coal powered plant. The study analyzes the availability and price of corn, historical input and output costs, pro forma financials, comparative returns with other states and sensitivity to corn, ethanol and DDGS prices.

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Technology Review
The dry milling process for production of ethanol consists of 3 primary inputs, corn (or other grains or biomass), enzymes and chemicals. Of these, corn is the greatest proportion of the production costs amounting to 65-70% of the total. The corn is ground into flour and water is added to create a “mash”. Enzymes are added to the mash to convert the starch to sugar. The mash is then cooked at high temperatures to kill bacteria. After cooling, yeast is added to convert the sugar to ethanol and carbon dioxide (CO2). This process takes a couple days. Once the conversion is complete, the ethanol is then separated from the stillage. The ethanol is then dehydrated to 100% pure alcohol.
The pure ethanol is then blended with a denaturant (usually gasoline) to make it undrinkable and not subject to beverage alcohol taxes. The ethanol is then usually shipped to petroleum terminals where it is blended with gasoline for retail sale.
Another output from the process is distillers grains with solubles (DGS). This is a high-quality animal feed. This product can be marketed both wet and dry. Typically, there is not a large enough market within close proximity to the plant to sell all the DGS wet, so it is usually dried and sold as dried distillers grains with solubles (DDGS). DDGS can be a significant value to the plant. They can account for approximately 20% of the revenues generated. Also, the price relationship to corn and soybean meal as a feed allows for some opportunities to hedge risk associated with buying and selling these commodities.
Source: Renewable Fuels Association

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Production Inputs Supply and Price
Corn
Supply and Demand – Following is the ten year historical production for the 17 county Camilla study area. Corn production has ranged from 11 to 22 million bushels with an average of nearly 16 million bushels over the last 10 years. A 50 million gallon per year ethanol plant would consume approximately of 80% to 160% of this production.
Camilla, Georgia Study Area Corn Acreage, Yield and Production

County	ST	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

Planted Acres (000s)
Baker	GA	5	14	12	11	9	10	8	9	8	8
Brooks	GA	10	13	12	10	8	8	7	7	6	6
Calhoun	GA	5	8	8	8	6	6	5	5	6	5
Clay	GA	1	2	3	3	—	—	1	1	—	—
Colquitt	GA	4	6	6	6	3	3	3	3	3	3
Decatur	GA	6	10	10	12	7	6	6	8	13	12
Dougherty	GA	3	3	2	3	2	2	2	3	3	4
Early	GA	8	16	15	18	9	10	6	7	6	5
Grady	GA	20	22	21	24	15	17	14	16	16	14
Lee	GA	6	15	12	13	9	8	6	7	8	10
Miller	GA	6	18	16	19	13	14	10	12	11	9
Mitchell	GA	5	14	11	11	10	12	9	12	11	16
Randolph	GA	5	7	7	7	5	5	3	4	5	5
Seminole	GA	8	17	17	21	20	18	10	10	9	7
Terrell	GA	6	15	14	22	12	12	8	9	9	9
Thomas	GA	15	16	15	13	10	10	6	8	8	8
Worth	GA	4	8	5	9	4	6	3	4	4	4

Total		114	201	186	206	140	146	105	124	124	124
Yield (bu/acre)
Baker	GA	114.4	155.1	130.0	133.6	170.0	183.0	170.0	159.0	163.2	150.3
Brooks	GA	93.0	94.3	106.2	54.2	100.0	112.5	124.2	92.6	107.0	83.5
Calhoun	GA	136.8	134.6	140.0	125.3	155.0	147.1	157.9	141.9	177.7	180.4
Clay	GA	92.9	76.5	95.0	87.3	—	—	165.7	121.5	—	—
Colquitt	GA	89.2	78.6	100.0	96.5	100.0	97.5	139.1	92.0	115.3	128.6
Decatur	GA	115.0	114.9	125.0	109.2	130.0	127.1	160.0	129.6	143.4	140.7
Dougherty	GA	115.8	92.7	125.0	152.2	145.0	172.9	165.0	142.1	163.6	179.0
Early	GA	110.0	138.6	135.0	122.0	135.0	146.2	161.0	130.5	151.8	145.6
Grady	GA	105.8	103.7	120.0	56.9	90.0	67.0	132.9	100.4	135.0	123.4
Lee	GA	88.5	111.3	130.0	145.5	134.0	131.9	160.9	119.5	152.7	167.2
Miller	GA	139.2	149.6	140.0	125.0	134.0	147.1	158.9	137.6	149.6	153.3
Mitchell	GA	133.3	155.6	140.0	144.0	130.0	183.1	177.5	149.0	151.4	178.0
Randolph	GA	127.8	141.5	125.0	103.1	140.0	121.9	140.9	130.0	169.1	179.2
Seminole	GA	145.1	125.1	130.0	163.0	170.0	173.0	184.2	150.0	150.6	167.7
Terrell	GA	92.5	116.5	120.0	97.1	110.0	142.0	158.4	140.7	158.5	168.3
Thomas	GA	72.0	82.4	100.0	35.9	80.0	66.3	111.8	79.7	111.0	112.0
Worth	GA	89.1	98.6	105.0	42.2	100.0	98.1	140.0	124.0	154.0	136.3

Total		106.5	120.6	123.9	109.0	129.0	134.6	153.8	126.9	146.6	149.9
Production (000s bu)
Baker	GA	469	2,016	1,430	935	1,530	1,281	1,020	1,304	1,224	1,202
Brooks	GA	874	1,132	1,115	271	660	596	745	602	578	334
Calhoun	GA	643	1,050	980	689	837	500	616	610	942	830
Clay	GA	65	130	190	131	—	—	116	158	—	—
Colquitt	GA	321	393	520	193	240	156	306	230	173	270
Decatur	GA	575	1,138	1,125	819	897	572	960	985	1,721	1,618
Dougherty	GA	359	241	250	274	261	242	264	341	360	555
Early	GA	781	2,079	1,890	1,281	1,161	950	966	848	865	699
Grady	GA	1,958	2,126	2,520	370	1,260	703	1,728	1,486	1,958	1,654
Lee	GA	487	1,336	1,300	582	871	686	853	502	687	1,087
Miller	GA	724	2,544	2,100	1,437	1,675	1,397	1,430	1,514	1,496	1,380
Mitchell	GA	480	2,023	1,400	792	832	1,556	1,367	1,565	1,590	2,403
Randolph	GA	588	948	725	464	672	390	310	520	727	663
Seminole	GA	1,088	1,876	2,080	2,038	3,349	2,249	1,658	1,425	1,205	1,174
Terrell	GA	472	1,654	1,560	1,020	1,155	1,278	1,109	1,154	1,347	1,498
Thomas	GA	1,008	1,236	1,400	269	752	464	671	606	810	896
Worth	GA	312	720	483	190	320	412	350	434	647	545

Total		11,204	22,642	21,068	11,755	16,472	13,432	14,469	14,284	16,330	16,808

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The Commodity Market Zone Analysis (CMZA) depicts the origination areas of existing corn processing plants as well as the proposed plant. These areas typically assume origination of 100% and 50% of the available corn respectively. Due to the limited corn production in this area, only the 100% origination map has been created. Additionally, this map only assumes origination of 5 million bushels. The need for additional corn is clearly shown with this map. The complete set of maps is included as Appendix A.
Processor shadow map – 1X

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Georgia corn production is located within the 17 county study area and is representative of state data. Yields in Georgia have been increasing and may be increasing at a faster rate. Additionally, corn acreage is lower than historical levels. Increasing yields and potentially more corn acres can increase the supply of local corn and reduce the amount needed from outside the state. Abundant yields (greater than 15% above trend) occur 24 percent of the time. Disastrous yields (greater than 15% below trend) occur 24 percent of the time. This yield variation is shown in the previous chart and should be considered in future planning.
CAMILLA, GEORGIA: CORN SUPPLY-DEMAND
PRXfile: PRX Camilla. GA DetailSD. PRXrev. 07-Jun-05.

Item	Crop Year													cntrl
	90-91	91-92	92-93	93-94	94-95	95-96	96-97	97-98	98-99	99-00	00-01	01-02	02-03	03-04
	milbu	milbu	milbu	milbu	milbu	mibu	milbu	mibu	mibu	milbu	milbu	milbu	milbu	milbu
Regional Supply- Demand Factors
Carry-in	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Production	18.3	21.0	27.7	17.6	21.0	11.2	22.6	21.1	11.8	16.5	13.4	14.5	14.3	16.3
Supply	18.3	21.0	27.7	17.6	21.0	11.2	22.6	21.1	11.8	16.5	13.4	14.5	14.3	16.3
Carry-out	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Disappearance	18.3	21.0	27.7	17.6	21.0	11.2	22.6	21.1	11.8	16.5	13.4	14.5	14.3	16.3
Residual Use	1.8	1.6	2.7	1.1	2.1	0.2	2.3	2.0	0.8	1.5	1.1	1.2	1.2	1.3
Feed Use (w/o new DDG)	16.0	18.1	18.3	18.1	17.9	17.8	17.1	17.1	17.0	16.8	17.1	17.4	17.4	17.3
Barge loadings
Industrial Use	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
New industrial use
Total Use	17.8	19.7	21.0	19.2	20.0	18.0	19.5	19.2	17.8	18.3	18.2	18.6	18.6	18.7
A1 Net Exports (w/o new DDG)”	0.4	1.3	6.7	-1.6	1.0	-6.8	3.2	1.9	-6.1	-1.8	-4.8	-4.1	-4.4	-2.3
Corn produced in this area is exclusively used for livestock feeding. Due to the fact that this is a corn deficit area, up to 7 million bushels of corn have been imported to supply feed needs.

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Price – Local corn values are evaluated using data from the surrounding market area. Due to the lack of reported local data, the state farm price is used. Based on these values farm price over the 10 year historical period is estimated to be $2.67/bushel. The 5 year value is $2.34/bushel and 3 year historical value is $2.46/bushel/.
Basis Impact - New corn demand within a market can have varying impacts on the corn price. Compared to the control year, 03-04, a new ethanol plant of 50 mmgpy (18 mil bu) will raise basis by $0.012 to $0.013 per bushel depending on the local feeding of DDGS. These results are shown in the following table and chart. The complete Basis Impact analysis is attached as Appendix B.
RESULTS
CAMILLA, GEORGIA: CORN BASIS MODEL FOR ETHANOL PLANT IMPACT
PRXfile: PRX_Camilla. GA_DetailSD. PRXrev. 07-Jun-05.

	Million Gallons New Ethanol					Million Gallons New Ethanol
	0	50	100	150	200	50	100	150	200
	Control Year		Future Year				Future Year
	03-04
	PCP Basis, Cents per Bushel					Basis Impact, Cents per Bushel
PCP Basis model, past years	4.0
PCP Basis model with additional ethanol, DDG fed		5.2	6.4	7.7	9.0	1.2	2.5	3.7	5.0
PCP Basis model with additional ethanol, no DDG fed		5.2	6.5	7.8	9.0	1.3	2.5	3.8	5.0
Using the historical 10 year flat price from the surrounding area and the estimated basis impact from the model, the estimated corn cost for a 50 mmgpy plant would be $2.68 per bushel ($2.666 + $0.013) and $2.69/bushel ($2.666 + $0.025) for a 100 mmgpy plant.

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Natural Gas
Natural gas prices have increased over the last few years and therefore have had a much greater impact on the cost of producing ethanol. Natural gas accounts for approximately 10% to 15% of the total production cost of ethanol. On average, natural gas prices have risen from approximately $3.00/mcf to over $6.00/mcf. Overall, this change in price has added about $0.08/gallon to the production costs of ethanol.
Comparing industrial prices for natural gas, Georgia was at or below the comparative states over the last decade with recent prices lower than the other states.
          Source: Energy Information Administration, DOE

	Average
	5 Year		3 Year	1 Year
	1999-2003	2000-2004	2002-2004	2004
Georgia	$5.08	$5.85	$6.30	$7.66
Illinois	$5.76	$6.50	$6.82	$7.81
Indiana	$6.46	$7.18	$7.65	$8.58
Michigan	$4.84	$5.85	$6.64	$8.97
Ohio	$6.51	$7.12	$7.71	$8.19
United Sta	$4.46	$5.17	$5.45	$6.57
Coal
Historic coal values as reported by the DOE are shown below. These prices are average delivered values to electric utilities in Georgia.

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						Average
	1999	2000	2001	2002	2003	5 Year	3 Year

Coal $/ton	$40.00	$35.65	$39.04	$39.17	$40.22	$38.82	$39.48
Supplier Margin $/ton	$3.00	$3.00	$3.00	$3.00	$3.00
Transportation $/ton	$4.00	$4.00	$4.00	$4.00	$4.00

Delivered Cost $/ton	$47.00	$42.65	$46.04	$46.17	$47.22	$45.82	$46.48

Coal $/mmbtu	$1.96	$1.78	$1.92	$1.92	$1.97	$1.91	$1.94
Limestone & Ash Removal $/mmbtu	$0.25	$0.25	$0.25	$0.25	$0.25

Total Cost $/mmbtu	$2.21	$2.03	$2.17	$2.17	$2.22	$2.16	$2.19

As the majority of coal used in Georgia comes from eastern coal mines, 12,000 btu/lb has been used to convert to a mmbtu basis. A value of $2.25/mmbtu was used in the coal scenario. This value may be low based current conditions. A $0.50/mmbtu increase in coal costs reduces the return on equity by approximately 2.0%.
Electricity
Electricity prices in Georgia are similar or below other eastern cornbelt states. Average price over the last 5 years (1999-2003) has been $0.0409/kwh. Over the last 3 years the average price has been $0.0411/kwh. The Department of Energy forecast for U.S. electricity calls for prices to remain relatively flat.
Source: Energy Information Administration, DOE

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	Average
	5 Year		3 Year	1 Year
	1999-2003	2000-2004	2002-2004	2004
Georgia	$0.0409	$0.0414	$0.0411	$0.0437
Illinois	$0.0403	$0.0412	$0.0419	$0.0436
Indiana	$0.0394	$0.0398	$0.0401	$0.0411
Michigan	$0.0498	$0.0495	$0.0486	$0.0486
Ohio	$0.0447	$0.0454	$0.0467	$0.0472
United States	$0.0474	$0.0487	$0.0497	$0.0508
Denaturant
Wholesale gasoline would be purchased to be used as a denaturant in the ethanol process. Historic Georgia dealer tankwagon (DTW) and rack gasoline prices are shown in the following chart. The 5 year (1999-2003) average price of $0.84 per gallon was used in the feasibility at a 5% gasoline blend.
Source: Energy Information Administration, DOE
Other Input Costs
Other inputs to the production process include chemicals, yeast, enzymes and water. In total these costs account for about 4% of the input costs. Of these, chemicals and enzymes are the largest components.

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Overhead Expenses
Labor Costs
For the purposes of this feasibility study, it is assumed that a 50 mmgpy natural gas plant will employ 32 people, a 50 mmgpy coal plant will employ 36 people, and a 100 mmgpy plant will employ 45 people. The breakdown of positions is listed in the following table.

	Number of Positions
	50 MMGPY	50 MMGPY	100 MMGPY
Position	Natural Gas	Coal	Natural Gas

Production	12	12	16
Maintenance	7	7	11
Laboratory	2	2	3
Material Handlers	6	10	10
Administration	5	5	5

Total	32	36	45

The estimated wages and salaries for these positions were determined from reported salaries by the US Department of Labor. Reported averages for similar positions are shown in the following table for reference.
2003 Albany, GA Area Salary and Wages

		Average Salary
Production
	First-Line Supervisors/Managers of Production and
	Operating Workers	$48,620
Maintenance
	Compliance Officers, Except Agriculture, Construction,
	Health and Safety, and Transportation	$40,380
	Maintenance and Repair Workers, General	$28,230
	Welders, Cutters, Solderers, and Brazers	$26,990
	Electrical and Electronic Engineering Technicians	$56,230
	Electrical and Electronic Engineering Technicians	$56,230
Laboratory
	Chemists	$48,420
Material Handlers
	Laborers and Freight, Stock, and Material Movers, Hand	$17,400
Administration
	General and Operations Managers	$100,000
	Industrial Production Managers	$81,580
	Bookkeeping, Accounting, and Auditing Clerks	$26,180
	Office Clerks, General	$19,910
Source: U.S. Department of Labor, Bureau of Labor Statistics
Production – Production positions consist of 4 shifts for a total of 12 to 16 employees. As shown above, the 2003 average salary for first line production supervisors is $48,620 per year. The other positions are estimated to be 15% less than the supervisor. The total labor expense for the production positions including taxes and benefits is approximately $735,000 to $967,000.

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Maintenance – The 7 to 11 maintenance positions include a manager, boiler operator, welder, electrician, electronic technician and general workers. The average 2003 salaries for these positions are shown in the previous table. The total labor expense for maintenance positions is estimated to be $352,000 to $520,000.
Laboratory – The lab staff consists of a manager and assistants. The manager’s comparable position is shown in the previous table. The assistant salary is approximately 33% less than the manager. The total expense for lab personnel is approximately $113,000 to $158,000.
Material Handlers – The personnel required for material handling includes rail attendants, truck attendants, a grain sampler and entry level floaters. The average salary for material movers in this market is approximately $17,400. The other positions are estimated from this salary for a total expense of approximately $134,000 to $233,000.
Administration – The administrative positions include a general manager, plant manager, commodity specialist, bookkeeper, and secretary/general clerk. Again, 2003 average salaries for comparable positions are shown in the previous table. Based on these values, the total administrative labor expense is estimated to be about $382,000.
Maintenance
Maintenance costs are estimated at $500,000 annually for a 50 mmgpy plant and $650,000 for a 100 mmgpy plant. A 50 mmgpy coal powered plant maintenance cost is $700,000. As with any production facility these costs can vary widely from year to year. However, we believe this to be a reasonable value for modeling purposes.
General and Administrative
General and administrative costs include property taxes, insurance, fees for professionals (i.e., risk management services, accountants, attorneys) and other costs of operating an office. In the feasibility model these costs are estimated at $0.0348 per gallon of nameplate capacity. These are costs that will need to be better defined in a business plan.
All overhead expenses reflect an inflation rate of 3.0% per year. These are costs that generally will increase. The other costs of production and the value of outputs will not necessarily reflect a nominal increase in value due to being commodities.

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Capital Requirements
To achieve a 45% equity to asset ratio, a 50 mmgpy project will require an equity investment of $36,450,000. A 100 mmgpy plant would require $58,950,000 of equity and a 50 mmgpy coal plant would require $47,250,000 at this ratio. Equity capital will be spent first. Debt capital will then be accumulated until plant startup. The following table shows the usage of capital for a 50 mmgpy plant. Capital usage for the 100 mmgpy and 50 mmgpy coal plants are included in the pro forma financials in the appendices.
CAMILLA, GEORGIA
50 MMGPY NATURAL GAS
CAPITALIZED COST SUMMARY

Capital costs

Plant, Buildings & Equipment
	Plant Cost	$58,884,000.00
	Buildings	$300,000.00
	Equipment	$575,000.00

	Total		$59,759,000.00

Site Costs
	Improvements	$3,890,000.00
	Ulitities	$1,880,000.00
	Rail	$2,500,000.00
	Land	$750,000.00

	Total		$9,020,000.00

Other Costs
	Fees & Interest	$720,000.00
	Pre Production Costs	$0.00
	Organizational & Startup	$1,850,000.00
	Misc & Contingencies	$1,000,000.00

	Total		$3,570,000.00

Working Capital (Inventory)			$7,450,000.00

Total			$79,799,000.00

Accumulated Interest			$852,560.00

Total Debt and Equity Investment			$80,651,560.00
Plant
The plant cost is a guaranteed amount by the construction firm chosen. This figure includes buildings and equipment directly related to the ethanol production facility. This cost does not include site improvement, utility construction and hook-up, rail improvements, etc. The plant, buildings and equipment cost for a 100 mmgpy plant would be $103,000,000. For a coal powered 50 mmgpy plant, the cost would be $84,000,000.

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Site Costs
Site improvements include dirt work, entry and exit access and other costs related to getting the site prepared for plant construction. Any additional buildings unrelated to the plant would be included in these costs. Road access costs would also be included here.
Utilities are readily available. Natural gas connection would be the greatest share of these costs. Costs associated with utilities would include site infrastructure and connecting to providers.
Rail costs are typically estimated at $2,500,000. These costs include ladder tracks and switches. For a 100 mmgpy plant, an additional $1,000,000 is added to these costs.
Land is estimated at $750,000.
Other Costs
Fees and interest are estimated to be $720,000 to $1,000,000 depending on plant size and energy source.
Organizational and start-up costs are estimated to be $1,850,000 to $1,950,000. This includes funds for equity fundraising and associated filing and legal costs as well as expenses prior to plant start-up.
A contingency of $1,000,000 to $2,000,000 is included to cover any unexpected costs incurred during the planning and construction phases.
Working Capital
Plant start-up costs, including purchasing of supplies and grain will need available working capital. Additionally, banks will require a certain amount of working capital in their loan covenants. This $7,450,000 will cover the first month’s expenses including inventories. For a 100 mmgpy plant, the working capital is estimated at $11,000,000.
Accumulated Interest
As equity investment is used up through the construction process, the entity will begin acquiring debt. This debt and interest is accumulated and rolled into the loan package. The accumulated interest is reflected in the principle loan amounts and repaid over the life of the loan.

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Markets for Outputs
Ethanol
Production and consumption of ethanol continues to grow in the United States. Specifically, the markets in large population centers will see growth over the next few years. Crude oil prices have increased dramatically over the last year and the outlook is for continued high levels. This is an impact from increasing Chinese demand and the “terror” premium.
Ethanol production and consumption has been steadily increasing over the last 6 years. Within the last 12 months the increase has leveled off however, new ethanol plants will come online over the next year increasing production again.
Ethanol price histories for the nearby regional markets are presented in the following chart and table.

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Ethanol Average Prices
						Recent
		5 Year	5 Year	3 Year	1 Year	52 Weeks
State	City	1999-2003	2000-2004	2002-2004	2004	06/02/05

LA	New Orleans	$1.26	$1.41	$1.41	$1.73	$1.66
TN	Memphis	$1.27	$1.42	$1.42	$1.74	$1.67
TN	Nashville	$1.27	$1.42	$1.42	$1.75	$1.67
VA	Richmond	$1.27	$1.41	$1.42	$1.74	$1.67

	Average	$1.27	$1.41	$1.42	$1.74	$1.67

Source: Hart’s Renewable-Fuel News
Ethanol markets continue to develop. Production and consumption have tracked closely and are increasing. Transportation logistics are being addressed by the railroads creating a more efficient flow of product to the coastal markets. A renewable fuels standard, oxygenate requirements and high crude oil prices are all factors which can continue to encourage ethanol consumption and production. The five year (1999-2003) average price is $1.27/gallon for the markets of New Orleans, LA; Memphis, TN; Nashville, TN; and Richmond, VA; assuming $0.04 freight, a price of $1.23/gallon is used for this study. Over the last year, ethanol price has been significantly higher than this 5 year average. The banking industry is not comfortable that these high levels will be sustained. Therefore the five year period from 1999-2003 is used in this study.

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DDGS
DDGS markets are both regional and national. With the advancement of research into the feeding rations of poultry and swine, these markets will continue to grow. Some local markets appear readily available for the use distiller’s grains. Based on historic animal numbers and corn feeding rates, there is potential demand for DDGS of approximately 74,000 tons within the study area. The potential demand is less than half the production of a 50 mmgpy plant. Therefore additional markets will need to be found. The following tables show the corn supply-demand for the last 14 years and potential DDGS consumption for this area.
CAMILLA, GEORGIA: CORN SUPPLY-DEMAND & DDG CONSUMPTION POTENTIAL
PRXfile:PRX_Camilla, GA_DetailSD. PRXrev. 07-Jun-05.

Crop Item	Crop Year (Sep-Aug)
	90-91	91-92	92-93	93-94	94-95	95-96	96- 97	97-98	98-99	99-00	00- 01	01-02	02-03	03-04

CORN Area planted (thou ac)	216	206	265	218	197	114	201	186	206	140	146	105	124	124
Area harvested (thou ac)	200	193	247	196	183	105	188	170	108	128	100	94	113	111
Yield (bu/ac)	91.5	109.1	112.1	89.8	115.1	106.5	120.6	123.9	109	129	134.6	153.8	126.9	146.6
	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu	milbu

Carryin	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Production	18	21	28	18	21	11	23	21	12	16	13	14	14	16
Supply	18	21	28	18	21	11	23	21	12	16	13	14	14	16
Carryout	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Disappearance	18	21	28	18	21	11	23	21	12	16	13	14	14	16
of which
Residual Use	2	2	3	1	2	0	2	2	1	1	1	1	1	1
Feed Use	16	18	18	18	18	18	17	17	17	17	17	17	17	17
of which,
Dairy									0.8	0.8	0.8	0.8	0.8	0.8
Beef cattle									1	0.9	1	1	1	1
Hogs									2.1	2.1	2.1	2.2	2.2	2.2
Poultry									13.1	13	13.2	13.4	13.5	13.4
Other									0	0	0	0	0	0
Exports (+) or Imports (-)
Net of Feed & Residual	0.4	1.3	6.7	-1.6	1	-6.8	3.2	1.9	-6.1	-1.8	-4.8	-4.1	-4.4	-2.3

DDG Consumption Potential
	000mt	000mt	000mt	000mt	000mt	000mt	000mt	000mt	000mt	000mt	000mt	000mt	000mt	000mt
Dairy									12	12	12	12	12	12
Beef Cattle									14	14	14	15	15	14
Hogs									11	11	11	12	12	11
Poultry									35	34	35	36	36	35
Other									0	0	0	0	0	0
Total									72	71	73	74	74	74
A good historical data series does not exist for distiller’s grain, therefore a estimation of price has been made based on corn price relationships in other markets. For this study a price of $105/ton was used for the base scenario.
CO2
CO2 can be captured and sold as another by-product of the ethanol process. Due to the Midwest market being well supplied, this analysis does not assume the capturing of CO2. However, assuming a CO2 market paying $10/ton, the revenue would increase over $1,000,000 and the average return on equity over 3%.

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Sales and Marketing Plan
Ethanol
The ethanol from this plant is assumed to be marketed through an ethanol marketer. There is a cost associated with this service and is included in the pro forma financials. This cost is assumed to be a 1% fee on the sales price of the ethanol. Payment for the ethanol will be made within 15 days of shipment from the plant. The estimated fees are approximately $650,000 per year for a 50 mmgpy plant and $1,300,000 per year for a 100 mmgpy plant. This will vary by the price of ethanol.
DDGS
As with ethanol, the DDGS markets are both regional and national. In addition, there is the possibility of some local marketing. However, the cost of staffing a position to handle the marketing of the relatively small amount of local demand exceeds what would be paid to a marketing firm. For purposes of this study it is assumed that 100% of the DDGS produced will be sold through a marketer. If possible, an agreement should be reached that would allow local sales if the market is available. The fee paid to a marketer would be 2% FOB. These fees amount to approximately $350,000 to $700,000 per year, again depending on the price of DDGS and plant size.
CO2
CO2 in this analysis will not be sold.

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Pro Forma Financials
Production Cost Summary
The Production Cost Summary details the production process inputs and outputs. This feasibility has made several assumptions related to the cost of inputs and the value of outputs. The table below shows the assumed values of the key components. All values are net to the plant. For the 100 MMGPY scenario, the corn price used was $2.69/bushel.
Natural Gas 50 MMGPY
Pro Forma Financials
Assumed Values

Inputs			Outputs
	Corn ($/bu)	$2.68		Ethanol ($/gal)	$1.23
	Natural Gas ($/mcf)	$5.08		DDGS ($/ton)	$105.00
	Electricity ($/kwh)	$0.0409
Initial Capital
As discussed previously, the initial capital to construct and begin operations of this plant is approximately $81,000,000 for a 50 mmgpy natural gas plant, $131,000,000 for a 100 mmgpy natural gas plant, and $105,000,000 for a 50 mmgpy coal plant. Of this, approximately $35,000,000 to $60,000,000 would be equity capital resulting in an equity to asset ratio of 45%.
Income Statement
During the approximately 15 months prior to plant startup, expenses would be incurred for personnel, travel and meetings. These expenses have been estimated to be $1,850,000 annually.
Balance Sheet
The Balance Sheet does not consider distributions to owners. Therefore, owner’s equity grows over time, as does cash. The distribution of earnings to the owner’s needs to be managed in light of actual earnings generation and cash needs.
Return on Investment
Average return on investment is low for a 50 mmgpy plant at 14.1% achieving only 14.8% by year 5. The returns for a 100 mmgpy plant as well as a coal powered 50 mmgpy plant are better at 23.6% and 16.8% respectively with year 5 returns of 24.3% and 17.4%.

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Comparative Plant and Sensitivity Analysis
Comparative State Returns
Plant returns in other states were compared with the proposed plant. All input costs are 5 year state averages, except for corn which is a 10 year average. Georgia values were taken from this feasibility study. Ethanol price is based on a New York value of $1.40/gallon less estimated transportation costs to arrive at a plant gate price relative to an east coast market. DDGS values are estimates based on reported regional values.
State Ethanol Model Comparative Returns
New York Market

	GA	IA	IL	MI	PA
Inputs
Corn (per bu)	$2.68	$2.26	$2.40	$2.34	$2.85
Natural Gas (per mcf)	$5.08	$5.53	$6.18	$5.29	$7.18
Electricity (per kwh)	$0.0409	$0.0403	$0.0493	$0.0492	$0.0591
Denaturant (per gallon	$0.84	$0.88	$0.88	$0.85	$0.84
Outputs
Ethanol-NY ($/gallon)	$1.40	$1.40	$1.40	$1.40	$1.40
Transportation ($/gallon)	$0.11	$0.13	$0.10	$0.10	$0.05
Net to Plant ($/gallon)	$1.29	$1.27	$1.30	$1.30	$1.35
DDGS ($/ston)	$105.00	$85.00	$95.00	$95.00	$130.00

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From these returns, we see this plant is at a $0.04 to $0.08 per gallon disadvantage to cornbelt plants going to a New York market. As would be expected, this plant will need to focus on southeast ethanol markets to have a competitive advantage.
Sensitivity Analysis
The pro forma models were tested for sensitivity to corn, DDGS and ethanol price changes. In addition to the base assumptions, eight additional scenarios were tested. The results are shown in the tables below.
Natural Gas 50

		DDGS Price ($/ston)
		$95.00	$105.00	$115.00
		Corn Price ($/bu)
		$2.48	$2.68	$2.88
	$1.13	5.4%	-0.4%	-6.3%
Ethanol Price ( $ /gallon)	$1.23	20.0%	14.1%	8.2%
	$1.33	34.5%	28.7%	22.8%
Natural Gas 100

		DDGS Price ($/ston)
		$95.00	$105.00	$115.00
		Corn Price ($/bu)
		$2.49	$2.69	$2.89
	$1.13	12.8%	5.6%	-1.7%
Ethanol Price ( $ /gallon)	$1.23	30.8%	23.6%	16.3%
	$1.33	48.8%	41.6%	34.3%
Coal 50

		DDGS Price ($/ston)
		$95.00	$105.00	$115.00
		Corn Price ($/bu)
		$2.48	$2.68	$2.88
	$1.13	10.1%	5.6%	1.0%
Ethanol Price ( $ /gallon)	$1.23	21.3%	16.8%	12.3%
	$1.33	32.6%	28.0%	23.5%

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